ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this "Agreement") is made and entered into this 6th day of December, 2002 (the "Effective Date"), by and between P. Lee Halavais ("Halavais"), and Royal Gold, Inc., a Delaware corporation ("Royal Gold").

A.   Halavais is the owner of approximately 93% of the issued and outstanding shares of stock (the "Shares") of High Desert Mineral Resources, Inc., a Delaware corporation ("High Desert"), whose stock is traded on the TSX Venture Exchange. Halavais and Royal Gold entered into a Share Exchange Agreement dated November 9, 2002 (the "Share Exchange Agreement"), pursuant to which Halavais agreed to sell the Shares to Royal Gold.

B.   Halavais and certain individuals described as the "Billson/Houghton Parties" are parties to that Confidential Settlement Agreement and Mutual Release dated effective April 25, 2001 (the "Settlement Agreement"). The property interests identified on Schedule A attached hereto and incorporated herein by reference constitute the "Specified Properties" referred to in the Settlement Agreement.

C.   In connection with the Closing of even date herewith of Halavais' sale of the Shares under the Share Exchange Agreement, as contemplated under Section 5.8 of the Share Exchange Agreement, the parties have agreed to the execution and delivery of an agreement pursuant to which they agree which of the obligations of Halavais set forth in the Settlement Agreement become obligations of Royal Gold and which of those obligations remain obligations of Halavais.

AGREEMENT

NOW, THEREFORE, as an inducement for each of the parties to consummate the transactions contemplated under the Share Exchange Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confirmed by each of the parties to this Agreement, the parties hereby agree as follows:

1.   Status of Settlement Agreement. Halavais hereby confirms, acknowledges and agrees that the Settlement Agreement is in full force and effect and that she has fully performed all of the obligations set forth in Sections 4 and 13 of the Settlement Agreement, as of and through the Effective Date. Halavais hereby represents and warrants that Schedule A accurately reflects (a) the status of the Specified Properties as of the Effective Date, (b) all dispositions of any interests in those Specified Properties that occurred between the effective date of the Settlement Agreement and the Effective Date, (c) any consideration received by High Desert or its subsidiaries in connection with such dispositions, and (d) all properties (including both Specified Properties and other properties which are subject to the provisions of Section 4(i) of the Settlement Agreement) abandoned by High Desert or any of its subsidiaries or any other Halavais Entity (as defined in the Settlement Agreement) prior to or on the Effective Date.

2.   Obligations Retained by Halavais. Halavais represents and warrants that from and after the effective date of the Settlement Agreement until the Effective Date, she has not received

any dividend, distribution, or revenue from High Desert that is attributable to a Specified Property. From and after the Effective Date, Halavais agrees that she shall remain responsible for the performance of the covenants set forth in (a) Section 4(i)(ii) of the Settlement Agreement with respect to any such dividend, distribution, or revenue received by her during such period and (b) in Sections 6(b) and 6(c) of the Settlement Agreement (the "Retained Obligations"). Halavais further agrees that Royal Gold shall have no obligation or liability whatsoever to Halavais with respect to the Retained Obligations. Halavais hereby agrees to defend, indemnify and hold Royal Gold, its officers, directors, successors and assigns, harmless from and against any and all Indemnifiable Costs (as that term is defined in the Share Exchange Agreement) arising out of (i) Halavais' breach any of the representations and warranties set forth in Sections 1 and 2 of this Agreement, (ii) her failure to perform any of the obligations set forth in Section 4(i)(i) of the Settlement Agreement through the Effective Date, (iii) any claim by the Billson/Houghton Parties that they are entitled to any of the consideration received by Halavais under the Share Exchange Agreement, or (iv) her failure or alleged failure to perform any of the Retained Obligations.

3. <u>Assumed Obligations</u>. Royal Gold and Halavais hereby agree that (a) until such time, if ever, that Royal Gold acquires all of the issued and outstanding stock of High Desert and any related appraisal or other proceedings have been completed, Royal Gold shall assume and be bound to perform all of the obligations set forth in Section 4(i) of the Settlement Agreement that arise and accrue after the Effective Date (other than Retained Obligations), (b) at such time, if any, that Royal Gold acquires all of the issued and outstanding stock of High Desert and any related appraisal or other proceedings have been completed, (i) the Billson/Houghton Parties will be entitled, in accordance with Section 4(c)(ii) of the Settlement Agreement, to receive an interest equal to the Applicable Rate (as defined in the Settlement Agreement) in those interests retained by High Desert in the Specified Properties that were sold or otherwise disposed of between the effective date of the Settlement Agreement and the Effective Date (as identified in Parts 4 and 6 of Schedule A) and in the payments received in connection with such sales and (ii) Royal Gold shall perform all of the obligations set forth in Sections 4(c)(i), 4(c)(ii) (except to the extent any such obligations are Retained Obligations), 4(e), 4(f) (to the extent the obligations set forth therein pertain to the obligations set forth in Sections 4(c)(i) or 4(i) that arise after the Effective Date) and 4(g) of the Settlement Agreement and (c) from and after the Effective Date Royal Gold shall assume and be solely responsible for compliance with the covenants to be performed (from and after the Effective Date) under Sections 13 and 21 of the Settlement Agreement (collectively, the "Assumed Obligations"), which are hereby assigned by Halavais to Royal Gold, along with all of Halavais' rights under the Settlement Agreement relating to the Assumed Obligations. Royal Gold hereby assumes and agrees to perform the Assumed Obligations. Halavais shall have no further obligation or liability whatsoever to Royal Gold with respect to the Assumed Obligations, and Royal Gold hereby releases Halavais from any such obligation or liability. Royal Gold hereby agrees to defend, indemnify and hold Halavais, her successors and assigns, harmless from and against any and all Indemnifiable Costs (as that term is defined in the Share Exchange Agreement) arising out of or related to Royal Gold's failure or alleged failure to perform any of the Assumed Obligations.

4.   Application of Terms of Share Exchange Agreement. The parties hereby agree that the terms and conditions of Section 7.4 of the Share Exchange Agreement shall apply to the indemnification obligations set forth in Sections 1 and 2 of this Agreement as if that Section 7.4 was fully set forth herein, except that the references to "Sections 7.1 and 7.2" in Section 7.4 of the Share Exchange Agreement shall be deemed to be references to "Sections 2 and 3" for purposes of this Agreement. The parties further agree that the limitations on their respective indemnification obligations set forth in the Share Exchange Agreement shall not apply to this Agreement.

5.   Notices. All notices, requests, consents or other communications required or permitted hereunder shall be in writing, shall be sent by personal delivery, nationally recognized overnight courier service or facsimile, to the following address:

If to Lee Halavais, to:

P. Lee Halavais
1200 Parkview Drive
Elko, NV 89801
Telephone No.: (775) 753-7620
Facsimile No.: (775) 753-4270

with an informational copy to:

Holland & Hart LLP
8390 E. Crescent Parkway, Suite 400
Greenwood Village, CO 80111
Telephone No.: (303) 290-1621
Facsimile No.:   (303) 290-1606
Attention: Paul J. Schlauch

If to Royal Gold, to:

Stanley Dempsey
Royal Gold, Inc.
1660 Wynkoop, Suite 100
Denver, CO 80201
Telephone No.: (303) 573-1660
Facsimile No.: (303) 595-9385

with an informational copy to:

Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
Telephone No.: (303) 892-9400
Facsimile No.: (303) 893-1379
Attention: Randy Hubbard

or to such other person or address as the addressee may have previously advised in writing as provided herein. Any notice delivered pursuant to this Section 5 shall be deemed to have been given on receipt if received during normal business hours on a business day, and if not so received, on the next following business day.

6.   Governing Law. This Agreement shall be governed by the laws of the State of Colorado, other than its rules as to conflicts of law.

7.   Inurement. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first set forth above.

HALAVAIS

/s/ P. Lee Halavais
P. Lee Halavais

ROYAL GOLD, INC.

By: */s/ Stanley Dempsey*
Name: Stanley Dempsey
Title: Chief Executive Officer and President

Schedule A
To
Assignment and Assumption Agreement

Specified Property	Status	Consideration Received by HDMRI
1. Copper Basin	Owned by DFH Co. of Nevada, a subsidiary of High Desert Mineral resources, Inc. ("HDMRI")	Not applicable
2. ICBM	Owned by DFH Co. of Nevada, a subsidiary of HDMRI	Not applicable
3. Long Peak	Owned by Gold Ventures, Inc. a subsidiary of HDMRI	Not applicable
4. Ferris/Cooks Creek	Sold to Placer Dome U.S. Inc., pursuant to a Purchase and Sale Agreement, dated Dec 18, 2001 (the "PSA")	HDMRI received US$75,000. PDUS granted a royalty of 3.5% of Net Revenues on the purchased claims on terms set forth in the PSA, a portion of which royalty was transferred to Pathfinder Mines Corp. HDMRI retained a 1.5% Net Revenues royalty.
5. Mill Creek	Leasehold interests surrendered June 9, 2000, Euro-Nevada and July 25, 2001, Clifton-Miller	No consideration received.
6. Horse Mountain	Sold to Placer Dome U.S. Inc., pursuant to a Purchase and Sale Agreement, dated Dec 18, 2001	Portions of the Net Returns royalty were transferred to Pathfinder Mines Corporation and to Marvel in exchange for Cooks-Ferris royalty. HDMRI retained a 0.25% Net Revenues royalty.
7. Dixie Flats	Owned by Gold Ventures, Inc. a subsidiary of HDMRI	144 claims abandoned, effective August 31, 2001.
8. Hot Pot	All claims abandoned effective August 31, 2001.	No consideration received.
9. Treaty Hill	All claims abandoned effective August 31, 2001.	No consideration received.
10. Hoosac	Owned by DFH Co. of Nevada, a subsidiary of HDMRI	Not applicable
11. Red Hill	All claims abandoned, effective August 31, 2001.	No consideration received.

Note: A total of $75,000 was received for the Cooks-Ferris and Horse Mountain properties.